UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Strategic Hotels & Resorts Inc.

(Name of Issuer)

Series A Preferred Stock, $0.01 par value per share

 (Title of Class of Securities)

86272T304

 (CUSIP Number)

April 9, 2010

 Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒           Rule 13d-1(c)

☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86272T304	13G

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 186,200
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 186,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,200		☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%1
12	TYPE OF REPORTING PERSON CO

1 Based on 4,488,750 shares of Series A Preferred Stock issued and outstanding as reported by the Issuer on the most recent Form 10-K filed February 25, 2010 with the Securities and Exchange Commission.

Cusip No. 86272T304	13G

1	NAMES OF REPORTING PERSON Millennium Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
	5	SOLE VOTING POWER 186,200
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 186,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,200		☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%2
12	TYPE OF REPORTING PERSON IA

2 See footnote 1.

Cusip No. 86272T304	13G

1	NAMES OF REPORTING PERSON Highland Park Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%3
12	TYPE OF REPORTING PERSON PN

3 See footnote 1.

Cusip No. 86272T304	13G

1	NAMES OF REPORTING PERSON HPP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%4
12	TYPE OF REPORTING PERSON IA

4 See footnote 1.

Cusip No. 86272T304	13G

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 194,091
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 194,091
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,091		☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%5
12	TYPE OF REPORTING PERSON IN

5 See footnote 1.

Cusip No. 86272T304	13G

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 296,309
NUMBER OF SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 296,309
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,309		☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%6
12	TYPE OF REPORTING PERSON IN

6 See footnote 1.

Cusip No. 86272T304	13G

Item 1(a)	Name of Issuer: Strategic Hotels & Resorts Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 West Madison Street
Suite 1700
Chicago, IL  60606

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

NV North American Opportunity Fund
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Cayman Islands

Millennium Group LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Illinois

Highland Park Partners Fund LP
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

HPP GP LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

Trent Stedman
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

Thomas Patrick
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

Cusip No. 86272T304	13G

2(d)	Title of Class of Securities:

Series A Preferred Stock, par value $0.01.

2(e)	CUSIP Number:	86272T304

Item 3                      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4	Ownership:

(i)	NV North American Opportunity Fund7

(a)	Amount beneficially owned:

186,200 shares

7 Millennium Group LLC is the investment manager of NV North American Opportunity Fund and Trent Stedman is a member of Millennium Group LLC.  By virtue of his relationship to NV North American Opportunity Fund and Millennium Group LLC, Mr. Stedman may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended (the “Act”)) the shares of Series A Preferred Stock directly beneficially owned by NV North American Opportunity Fund.   Millennium Group LLC also may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the shares of Series A Preferred Stock directly beneficially owned by NV North American Opportunity Fund.  By virtue of his relationship with Millennium Group LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Series A Preferred Stock of the Issuer.

Cusip No. 86272T304	13G

(b)	Percent of Class:

Approximately 4.1%8

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

186,200

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

186,200

(iv)	shared power to dispose or to direct the disposition of:

0

(ii)	Millennium Group LLC9

(a)	Amount beneficially owned:

186,200 shares

(b)	Percent of Class:

Approximately 4.1%10

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

186,200

(ii)	shared power to vote or to direct the vote:

0

 8 See footnote 1.

9 See footnote 7.

10 See footnote 1.

Cusip No. 86272T304	13G

(iii)	sole power to dispose or to direct the disposition of:

186,200

(iv)	shared power to dispose or to direct the disposition of:

0

(iii)	Highland Park Partners Fund LP11

(a)	Amount beneficially owned:

0

(b)	Percent of Class:

0%12

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

0

(iv)	HPP GP LLC13

(a)	Amount beneficially owned:

0 shares

(b)	Percent of Class:

0%14

 11 After this filing, Highland Park Partners Fund LP will no longer be a Reporting Person, or part of a group, with respect to the Series A Preferred Stock of the Issuer.

12 See footnote 1.

13 After this filing, HPP GP LLC will no longer be a Reporting Person, or part of a group, with respect to the Series A Preferred Stock of the Issuer.

14 See footnote 1.

Cusip No. 86272T304	13G

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

0

(v)	Trent Stedman15

(a)	Amount beneficially owned:

194,091 shares

(b)	Percent of Class:

Approximately 4.3%16

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

194,091

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

194,091

(iv)	shared power to dispose or to direct the disposition of:

0

15 See footnote 7.

16 See footnote 1.

Cusip No. 86272T304	13G

(vi)	Thomas Patrick17

(a)	Amount beneficially owned:

296,309 shares

(b)	Percent of Class:

Approximately 6.6%18

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

296,309

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

296,309

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

 17 See footnote 7.

18 See footnote 1.

Cusip No. 86272T304	13G

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 86272T304	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 21, 2010	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Member

Dated as of April 21, 2010	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated as of April 20, 2010	/s/ Thomas Patrick
Thomas Patrick

Cusip No. 86272T304	13G

Exhibit A
Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of April 21, 2010	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Member

Dated as of April 21, 2010	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated as of April 20, 2010	/s/ Thomas Patrick
Thomas Patrick